September 11, 2020

Via EDGAR Electronic Filing and Email (KELLYE@SEC.GOV)

Mr. Edward M. Kelly

Senior Counsel

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Atlis Motor Vehicles, Inc

Amendment to Offering Statement on Form 1-A

File No. 24-11207

Request for Qualification

Dear Mr. Kelly.

Pursuant to your correspondence on September 10, 2020 advising that the Commission has no further comments on Atlis Motor Vehicles’ (the “Company” or “Atlis”) August 28, 2020 Amended Offering Statement on Form 1-A, we respectfully request that the August 28, 2020 Amended Offering Statement be declared qualified on September 15, 2020, at 3pm EST or as soon as practicable thereafter.

Furthermore, should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, Atlis Motor Vehicles, Inc hereby acknowledges that such qualification does not: (1) foreclose the Commission from taking any action with respect to the filing, or (2) relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Company acknowledges that it may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone or email the undersigned at (916)239-5776 or annie@atllismotorvehicles.com upon the declaration of qualification or if you have any questions or require any additional information.

Very truly yours,

/s/Annie Pratt

Annie Pratt
President, Atlis Motor Vehicles